EXHIBIT 99.1

Cellectis Appoints Dr. Adrian Kilcoyne as Chief Medical Officer

NEW YORK, Aug. 07, 2024 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the appointment of Dr. Adrian Kilcoyne, M.D., MPH, MBA as its Chief Medical Officer, effective immediately.

“We’re thrilled to welcome Dr. Kilcoyne to Cellectis. He is a strategic, forward-thinking drug developer who is passionate about delivering life-saving therapies to patients. His clinical vision and proven leadership, as well as his extensive experience, will strengthen our clinical development efforts as we advance our product pipeline of next-generation CAR T-cell therapies,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis.

Before joining Cellectis, Dr. Kilcoyne was Chief Medical Officer and Head of Research and Development at Celularity, advancing their oncology allogeneic CAR-T and NK Cell therapy programs. Prior to this, he was Chief Medical Officer at Humanigen. He has held numerous Oncology leadership roles across Research and Development, Medical Affairs, Commercial, Health Economic Outcome Research and Evidence Generation in both large pharmaceutical and biotechnology companies such as AstraZeneca and Celgene. Dr. Kilcoyne graduated from Trinity College, Dublin Medical School. He initially trained in Gynecological Oncology at the Hammersmith Hospital in London and subsequently in Public Health Medicine at Oxford during which time he completed a Master’s in Public Health. Dr. Kilcoyne then trained in pharmaceutical medicine and completed his MBA.

“I am excited to join Cellectis at this pivotal time for the company as it is poised to deliver on its mission to provide transformative UCART therapies to patients with significant unmet medical need,” said Dr. Adrian Kilcoyne. “I believe that Cellectis’ world-class capabilities in gene editing and cell therapy manufacturing, promising pipeline and experienced leadership team will enable us to accelerate our current clinical pipeline and drive future innovation as we strive to deliver first-in-class and best-in-class allogeneic cell and gene therapies.”

Dr. Mark Frattini departs Cellectis effective immediately to pursue other opportunities. We thank Dr. Frattini for his contributions and wish him well in his new endeavors.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 24 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “poised to”, and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the advancement of development of our product candidates' pipeline, and the potential of our product candidate. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2023 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:

Arthur Stril, Interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com

Attachment

  20240805_PR_20240807_ENGLISH revAS (https://ml.globenewswire.com/Resource/Download/e41b459b-f1d2-4622-8e56-1a7c9f9bd442)